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                              September 5, 2023

       Mark D. Walker
       Chairman and Chief Executive Officer
       Direct Digital Holdings, Inc.
       1177 West Loop South
       Suite 1310
       Houston, TX 77207

                                                        Re: Direct Digital
Holdings, Inc.
                                                            Schedule TO-I filed
August 29, 2023
                                                            File No. 005-93602

       Dear Mark D. Walker:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-I filed August 29, 2023

       Minimum Tender Condition, page 6

   1.                                                   Disclosure in this
section indicates that    [b]ased on the 3,217,800 Warrants outstanding as
                                                        of August 28, 2023,
1,609,222 Warrants would need to be tendered in order to satisfy the
                                                        Minimum Tender
Condition [the tender of more than 50% of the outstanding Warrants].
                                                        It would appear that
only 1,608,901 Warrants need be tendered to satisfy this condition.
                                                        Please advise or
revise.
       Forward-Looking Statements; Risk Factors, page 20

   2. We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of
                                                        the Securities Exchange
Act of 1934. Note that the safe harbor protections for forward-
                                                        looking statements
contained in those federal securities laws do not apply to statements made in connection with
a tender offer. See Section 21E(b)(2)(C) of the Securities
                                                        Exchange Act of 1934.
Please delete the reference or clarify that it is not applicable to the
 Mark D. Walker
Direct Digital Holdings, Inc.
September 5, 2023
Page 2
       tender offer.
General

3. In your response letter, please explain why this issuer tender offer is not subject to
       Exchange Act Rule 13e-3. We note that it is an offer for all outstanding Warrants which are currently listed on the Nasdaq. To the extent that Warrants are not tendered but the offer is consummated, the remaining Warrants will be subject to redemption at a reduced price as compared to the offer price. In the alternative, please file and disseminate a
       Schedule 13E-3.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                            Sincerely,
FirstName LastNameMark D. Walker
                                                            Division of
Corporation Finance
Comapany NameDirect Digital Holdings, Inc.
                                                            Office of Mergers &
Acquisitions
September 5, 2023 Page 2
cc:       Andrew J. Terjesen
FirstName LastName